Exhibit 12.1
Lakes Entertainment, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands, except percentages)
     The following table sets forth our ratio of earnings to fixed charges for the periods specified. As earnings were inadequate to cover the fixed charges in certain periods, we have provided the deficiency amounts.

	For the	For the	For the	For the	For the	Six Months
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Ended
	January 2,	January 1,	December 31,	December 30,	December 28,	June 28,
(in thousands)	2005	2006	2006	2007	2008	2009
Earnings:
Earnings (loss) from continuing operations before income taxes	$(901)	$(9,889)	$18,866	$(5,315)	$(68,917)	$4,235

Add: Fixed Charges	75	141	10,628	1,180	1,720	918

Earnings as defined	$(826)	$(9,748)	$29,494	$(4,135)	$(67,197)	$5,153

Fixed Charges:
Interest expense	—	66	9,465	951	1,551	812
Amortization of debt discount	—	—	498	33	—	—
Amortization of debt issuance costs	—	—	590	95	5	16
Estimated interest within rental expense	75	75	75	101	164	90

Total Fixed Charges	$75	$141	$10,628	$1,180	$1,720	$918

Ratio of Earnings to Fixed Charges	—	—	2.8	—	—	5.6

Coverage deficiency	$(901)	$(9,889)	$—	$(5,315)	$(68,917)	$—